United States Securities and Exchange Commission
                         Washington, DC 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                           (Amendment No. )

                   DIVERSE DEVELOPMENT GROUP INC.
                           (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                                None
                           (CUSIP Number)


                      Christstopher Kiritsis
                      2819 Wood Pointe Way
                      Sarasota, Florida 34233
                      617-510-1777
             -------------------------------------------
            (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                          December 18, 2016
       -----------------------------------------------------
      (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  None                  13D                  Page 2


1.      Name of Reporting Persons:     Christopher Kiritsis
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2.      Check the appropriate box if a member of a group:
          (a)
          (b)
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3.      SEC use only
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4.      Sourt of Funds                 PF
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5.      Check if disclosure of legal proceeding is required pursuant
	to Itmes 2(d) or 2(e)          [   ]
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6.       Citizenship or place of organization:       U.S.
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	Sole Voting Power:             6,100,000 shares common directly
                                           owned
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8.	Shared Voting Power:           None
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9.	Sole Dispositive Power:        6,100,000 shares
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10.	Shared Dispositive Power:      None
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                                       6,100,000 shares common
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12.     Check if The Aggregate Amount in Row 11 Excludes Certain Shares.
                 /  /                  [   ]
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13.	Percent of Class Represented by Amount in Row 11
                                       91%
          (based on 6,700,000 shares outstanding)
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14.       Type of Reporting Person:    Individual

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CUSIP NO.  None                  13D                  Page 3

Item 1        Security and Issuer

     (a)      Name of Issuer:    Diverse Development Group Inc.

     (b)      Address of Issuer's 4819 Wood Pointe Way
	                          Sarasota, Florida 34233

      (c)     Common stock, $0.0001 par value per share
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Item 2       Identity and Background

     (a)     Name of Person Filing:      Christopher Kiritsis

     (b)     Address of Principal Business or, if none, Residence:
                                  4819 Wood Pointe Way
	                          Sarasota, Florida 34233

     (c)     Principal occupation or employment:  Real estate development

     (d)     During the past five years, Mr. Kiritsis has not been
		convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)     During the last five years, Mr. Kiritsis has not been a
		party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)     Citizenship:     U.S.

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Item 3.      Source and Amount of Funds or Other Consideration

		Private funds

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Item 4.      Purpose of transaction

		Change in control of company

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Item 5.        Interest in Securities of Issuer

 	(a)	As of the filing date of the Schedule 13D, Mr. Kiritsis

		(i) is the beneficial owner and
		(ii) has sole power to vote
		(iii) 6,100,000 shares ofcommon stock which represents
			approximately 91% of the shares of common stock deemed to be outstanding pursuant to Rule 13d-1(j).

 	(b)	The responses to Items 7-11 of the cover page of this Schedule 13D are
		incorporated herein.

 	(c)	Except as set forth or incorporated herein, no other transaction in the
		common stock has been effected during the past 60 days.

 	(d)	Not applicable.

 	(e)	Not applicable.

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Item 6. 	Contracts, Arrangements, Understandings or Relationships with Respect
		to Securities of the Issuer

		Not applicable.

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Item 7. 	Materials to Be Filed as Exhibits

		Not applicable.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated: March 20, 2017           /s/ Christopher Kiritsis
                                   --------------------------------------
	  		                Christopher Kiritsis